UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 18, 2021

(Date of earliest event reported)

HYLETE, Inc.

(Exact name of registrant as specified in its charter)

Delaware	45-5220524
(State or other incorporation)	(I.R.S. Employer Identification No.)

568 Stevens Avenue,

Solana Beach, CA 92075

(Full mailing address of principal executive offices)

(858) 225-8998

(Issuer’s telephone number, including area code)

Class A Common Stock

Class A Bonds

(Title of each class of securities issued pursuant to Regulation A)

Item	6. Changes in Control of Issuer.

Issuance of Series B-1 Preferred Stock

On June 18, 2021, Hylete, Inc. (the “Company”), entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Black Oak-Hylete Aggregator, LLC (“Black Oak”). On June 22, 2021 (the “Initial Closing”) the Company, pursuant to the Stock Purchase Agreement, issued 9,825,113 shares of Series B-1 Preferred Stock, par value $0.001 per share (“Series B-1 Preferred”), at a price of $0.10178 per share. Total proceeds were $1,000,000. Under the Stock Purchase Agreement, the Company may sell an additional 19,650,226 shares of Series B-1 Preferred until ninety (90) days after the Initial Closing.

Pursuant to the Company’s Amended and Restated Certificate of Incorporation, the holders of Series B-1 Preferred are entitled to elect three (3) of the five (5) members of the Company’s Board of Directors. At the date of this Current Report, Black Oak owns all shares of Series B-1 Preferred, which will enable them to control the Board of Directors. On July 7, 2021, Black Oak elected and appointed Greg Seare, Steven Roy and David Fraser to serve as the Series B-1 Preferred directors. On June 26, 2021, Darren Yager submitted his written resignation from the Board of Directors. On July 9, 2021, Kate Nowlan submitted her written resignation from the Board of Directors.

A copy of the Stock Purchase Agreement is filed as an Exhibit to this Current Report.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYLETE, Inc.

By:	/s/ Adam Colton
Name:	Adam Colton
Title:	Chief Financial Officer, principal executive officer

Date:	July 9, 2021

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Exhibit Index

Exhibit No.	Description

99	Stock Purchase Agreement

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